October 31, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

       Re: Golden Developing Solutions, Inc.
           Amendment No. 2 to Form 10-12G
           Filed August 14, 2019
           File No. 000-56051

Dear Mr. Triant:

       We issued comments on the above captioned filing on September 6, 2019. On October 9,
2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

         As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Jacqueline Kaufman,
Staff Attorney at 202-551-3797 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services